Exhibit 9.01(a)

Consolidated Financial

Information

September 30, 2009

(all monitary amounts are stated in Canadian Dollars unless otherwise indicated)

Table of Contents

Auditors’ Report	1

Consolidated Financial Statements	2

Notes to Consolidated Financial Statements	5

Management’s Responsibility for Financial Reporting

The accompanying financial statements of Xenos Group Inc. (Xenos) are the responsibility of management and have been approved by the Board of Directors on recommendation by the Audit Committee.

The financial statements have been prepared by management in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Xenos maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the company’s assets are appropriately accounted for and safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting processes, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities, and to review the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

Financial statements have been audited by Grant Thornton LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. Grant Thornton LLP has full and free access to the Audit Committee.

“George Kypreos”

        (signed)

Vice President Finance and Chief Financial Officer

December 16, 2009

Report of Independent Certified Public Accountants

To the Shareholders of Xenos Group Inc.

We have audited the consolidated balance sheets of Xenos Group Inc. as of September 30, 2009 and 2008 and the related statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xenos Group Inc. as of September 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Canada.

/s/ Grant Thornton LLP

Markham, Canada

December 16, 2009

Xenos Group Inc.

Consolidated Statements of Operations and Deficit

Year Ended September 30	2009	2008
Sales	$17,246,526	$15,908,301

Cost of sales	2,847,985	3,418,876

Gross profit	14,398,541	12,489,425

Expenses
Sales and marketing	5,828,834	4,895,248
Research and development	3,835,560	3,202,134
Administration and general	2,180,526	2,177,384
Amortization	823,784	945,188
Stock based compensation	104,346	96,828
Interest and bank charges	44,674	81,124

	12,817,724	11,397,906

Income before undernoted items	1,580,817	1,091,519

Interest and other	90,489	218,332
Foreign exchange (loss) gain	(419,312)	240,657

	(328,823)	458,989

Income before income taxes	1,251,994	1,550,508

Provision for income taxes (Note 12)	54,499	54,137

Net income	$1,197,495	$1,496,371

Net income per common share
Basic	$0.12	$0.15

Diluted	$0.12	$0.15

Weighted average number of shares outstanding
Basic	10,005,444	9,995,562

Diluted	10,101,916	10,146,085

Deficit, beginning of year	$(35,710,117)	$(37,206,488)

Net income	1,197,495	1,496,371

Deficit, end of year	$(34,512,622)	$(35,710,117)

See accompanying notes to the consolidated financial statements.

Xenos Group Inc.

Consolidated Balance Sheets

September 30	2009	2008
Assets
Current
Cash and cash equivalents (Notes 13 and 19)	$9,311,112	$8,115,259
Trade receivables	2,876,941	2,471,700
Other receivables	23,260	23,767
Non-hedging financial derivatives (Note 5)	480,395	82,524
Prepaids	644,872	597,052
Income taxes recoverable	25,837	26,766

	13,362,417	11,317,068

Long term
Future income taxes (Note 12)	1,191,797	1,193,086
Capital assets (Note 6)	877,214	998,436
Intangibles and other assets (Note 7)	2,082,578	1,999,370

	$17,514,006	$15,507,960

Liabilities
Current
Payables and accruals	$2,418,300	$2,259,583
Income taxes payable	122,056	97,921
Deferred revenue	3,679,136	3,099,644
Current portion – capital lease (Note 9)	2,543	61,170

	6,222,035	5,518,318

Long term
Capital lease obligations (Note 9)	—	2,543
Deferred revenue	36,942	14,812
Deferred lease inducements (Note 20)	106,635	125,734

	6,365,612	5,661,407

Shareholders’ Equity
Capital stock (Note 10)	45,125,209	45,125,209
Contributed surplus (Note 11)	535,807	431,461
Deficit	(34,512,622)	(35,710,117)

	11,148,394	9,846,553

	$17,514,006	$15,507,960

Commitments and contingency (Notes 14 and 15)

On behalf of the Board

Stuart Butts	Director	Calvin Galatiuk	Director
(“signed”)		(“signed”)

See accompanying notes to the consolidated financial statements.

Xenos Group Inc.

Consolidated Statements of Cash Flows

Year Ended September 30	2009	2008
Cash derived from (applied to)

Operating
Net income	$1,197,495	$1,496,371
Amortization	823,784	945,188
Unrealized foreign exchange loss (gain)	138,315	(13,245)
Unrealized gain on non-hedging financial derivatives (Note 5)	(397,871)	(82,524)
Loss on disposal of capital assets	406	24,527
Future income taxes	1,289	(35,229)
Stock based compensation (Note 17)	104,346	96,828
Change in non-cash working capital (Note 13)	313,750	(729,030)

	2,181,514	1,702,886

Financing
Capital lease payments	(61,170)	(87,277)
Proceeds on issue of shares	—	93,480

	(61,170)	6,203

Investing
Purchase of capital assets	(204,080)	(240,872)
Proceeds on disposal of capital assets	—	505
Development costs incurred	(582,096)	(723,516)

	(786,176)	(963,883)

Effect of foreign exchange rate fluctuations on cash and cash equivalents	(138,315)	13,245

Net increase in cash and cash equivalents	1,195,853	758,451

Cash and cash equivalents, beginning of year	8,115,259	7,356,808

Cash and cash equivalents, end of year	$9,311,112	$8,115,259

See accompanying notes to the consolidated financial statements.

Xenos Group Inc.

Notes to the Consolidated Financial Statements

September 30, 2009

1. Nature of operations

Xenos is a market-leading provider of high-performance software solutions that deliver a superior Return on Information™ by Streamlining Enterprise Information Supply Chains™. The company’s solutions, based on the scalable Xenos Enterprise Server™ and its components, process, extract, transform, repurpose and personalize high volumes of data and documents for storage, real-time access, ePresentment, printing and delivery in numerous formats across multiple channels. By readily repurposing, integrating with and extending the business value of existing technology, infrastructure and business applications, Xenos solutions empower organizations to adapt to changing market demands. They also improve operational efficiency, enhance business processes, reduce risk for compliance management and increase employee productivity with lowered total cost of ownership both for the enterprise and for its customers. Xenos supports Green IT initiatives by empowering organizations to “Reduce Reuse Recycle” information resources.

Xenos customers are among the largest organizations worldwide, spanning numerous industries including financial services and insurance. Xenos has offices in Canada, the United States, the United Kingdom and France and a global partner network.

2. Summary of significant accounting policies

The consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

Accounting estimates

In preparing the Company’s financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates include the useful lives of capital assets, the amount of investment tax credits to be received, fair value of non-hedging derivatives, the evaluation of impairment for intangibles and other long lived assets, the value of assets acquired and liabilities assumed in business combinations, and the provision for income taxes, including the recording of the benefit of loss carry-forwards. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of all companies in which the Company has a controlling interest, after the elimination of inter-company transactions and balances.

Investment tax credits

Investment tax credits relating to scientific research and experimental development expenditures are recorded as a reduction of the expenditure whether current or capital in nature. Investment tax credits are recorded when there is reasonable assurance they will be realized.

2. Summary of significant accounting policies (continued)

Amortization

Amortization of capital assets is recorded from the date of acquisition over their estimated service lives, on the following bases:

Computer equipment	30% declining balance
Software	33% straight-line
Office furniture and equipment	20% declining balance
Vehicles	25% declining balance
Leasehold improvements	Straight-line over the term of the lease

Deferred development costs are amortized on a straight-line basis over their estimated useful lives of five years.

Acquired intangibles are being amortized on a straight-line basis over ten years, being the estimated useful life of the asset.

Long-lived assets

Long-lived assets, including capital assets and acquired intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable from estimated undiscounted future cash flows. Long lived assets are carried at cost less accumulated amortization and writedowns.

Acquired intangibles

Acquired intangibles represent the purchase price allocated to intellectual property rights, being technology, acquired in a business acquisition.

Revenue recognition

(a)	License revenues

The Company records product revenue from software licenses when persuasive evidence of an arrangement exists, the software product has been delivered, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. The Company uses the residual method to recognize revenue on delivered elements when a license agreement includes one or more elements to be delivered at a future date, if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenue related to the undelivered element is deferred based on vendor-specific objective evidence (“VSOE”) of the fair value of the undelivered element.

2. Summary of significant accounting policies (continued)

Revenue recognition (continued)

(a)	License revenues (continued)

The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract support (“PCS”) are sold together. The Company has established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple element sales arrangement, as substantiated by contractual terms and the Company’s significant PCS renewal experience, from its existing worldwide base. The Company’s multiple element sales arrangements generally include rights for the customer to renew PCS after the bundled term ends. These rights are irrevocable to the customer’s benefit, are for specified prices and the customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.

It is the Company’s experience that customers generally exercise their renewal PCS option. In the renewal transaction, PCS is sold on a stand alone basis to the licensees, one year or more after the original multiple element sales arrangement. The renewal PCS price is consistent with the price in the original multiple element sales arrangement although an adjustment to reflect consumer price changes is not uncommon.

If VSOE of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements have been delivered.

The Company assesses whether payment terms are customary or extended in accordance with normal practice relative to the market in which the sale is occurring. The Company’s sales arrangements generally include standard payment terms. These terms effectively relate to all customers, products, and arrangements regardless of customer type, product mix or arrangement size. The only time exceptions would be made to these standard terms is on certain sales in parts of the world were local practice differs. In these jurisdictions, the Company’s customary payment terms are in line with local practice.

(b)	Service revenues

Service revenues consist of revenues from consulting, implementation, training and integration services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of these services. For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines VSOE of fair value for these services based upon normal pricing and discounting practices for these services when sold separately. These consulting and implementation services contracts are primarily time and materials based contracts that are, on average, less than six months in length. Revenue from these services is recognized at the time such services are rendered based on time incurred by the Company.

The Company also enters into contracts that are primarily fixed fee arrangements wherein the services are not essential to the functionality of a software element. In such cases the proportional performance method is applied to recognize revenue.

Revenues from training and integration services are recognized as the services are rendered.

2. Summary of significant accounting policies (continued)

Revenue recognition (continued)

(c)	Customer support revenues

Customer support revenues consist of revenue derived from contracts to provide PCS to license holders. These revenues are recognized ratably over the term of the contract, after ratification thereof. Advance billings of PCS are not recorded to the extent that the term of the PCS has not commenced and payment has not been received.

Research and development

Research costs are expensed as incurred. Development costs are expensed as incurred unless a project meets the criteria under generally accepted accounting principals for deferral and amortization.

Financial Instruments

Financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value, except loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses, net of tax, included in other comprehensive income until the instruments are derecognized or impaired. In accordance with the standard, the Company has classified its cash and cash equivalents and non-hedging financial derivatives as held-for-trading, which is measured at fair value, trade receivables and other receivables as loans and receivables, which are measured at amortized cost, and payables and accruals and capital lease obligations as other financial liabilities, which are recorded at amortized cost.

Translation of foreign currencies

Canadian legal entities and integrated foreign subsidiaries translate monetary assets and liabilities at the year end rate of exchange. Non-monetary items are translated at the exchange rate in effect on the date on which the transaction occurred. Revenue and expenses are translated at average rates of exchange, except for amortization, which is translated at the rates prevailing when the related assets were acquired. Translation gains and losses are included in earnings.

2. Summary of significant accounting policies (continued)

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in Note 17. The Company recognizes, at the grant date, the compensation costs of the stock options granted to directors, officers, employees and consultants, measured at fair value using the Black-Scholes option pricing model and expensed over the period in which the related services are rendered, with a corresponding credit to contributed surplus. Any consideration received upon exercise of options and issues of shares is credited to share capital and adjusted to contributed surplus.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that one or all of the future tax assets will not be realized.

Earnings per share

Basic and diluted earnings per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. This method assumes that common shares are issued for the exercise of options and that the assumed proceeds from the exercise of options are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during periods in which a net loss is incurred as the effect is anti-dilutive.

3. Adoption of new accounting policies

Effective October 1, 2008 the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) during 2008: Section 3064, Goodwill and Intangible Assets (“Section 3064”) which replaces Section 3062, Goodwill and Other Intangible Assets (“Section 3062”) and Section 3450, Research and Development Costs (“Section 3450”); and amended Handbook Section 1400, General Standards of Financial Statement Presentation (“Section 1400”).

Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.

3. Adoption of new accounting policies (continued)

Section 1400 requires management to disclose any uncertainties that cast significant doubt on the entity’s ability to continue as a going concern. In assessing whether the going concern assumption is appropriate, Management must take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date.

In January 2009, the CICA issued Emerging Issue Committee Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC 173”) to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. EIC 173 recommends that an entity take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities.

The adoption of these new standards did not have a material impact on the Company’s consolidated financial statements.

4. Recent accounting pronouncements issued and not yet applied

In January 2009, the CICA issued Section 1582, Business Combinations (“Section 1582”), concurrently with Section 1601, Consolidated Financial Statements (“Section 1601”), and Section 1602 , Non-controlling Interests (“Section 1602”).

Section 1582, replaces Section 1581, Business Combinations, establishes standards for the accounting of business combinations and provides the Canadian equivalent to the IFRS standard, IFRS 3 (revised), Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after October 1, 2011 and allows for earlier application.

Section 1601 replaces Section 1600, Consolidated Financial Statements and carries forward the existing guidance on preparation of consolidated financial statements subsequent to acquisition, other than non-controlling interests. Section 1602 establishes guidance for the treatment of non-controlling interests in a subsidiary, subsequent to a business combination. The sections are equivalent to the corresponding provisions of the IFRS standard, IAS 27 (revised), Consolidated and Separate Financial Statements. The new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2011 and allows for earlier adoption.

The Company is currently evaluating the impact of the adoption of these new standards.

In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan the AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP over a transition period which will end in 2011, when IFRS will be fully adopted for profit-oriented publicly accountable enterprises. The Company will be required to report its results in accordance with IFRS starting in fiscal 2012.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. In addition to a working team, the Company has engaged outside consultants to assist with the changeover plan. The working team meets regularly and quarterly updates are provided to the Audit Committee.

4. Recent accounting pronouncements issued and not yet applied (continued)

The Company has completed the diagnostic phase which involved a high-level review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption. The second phase of the plan has been in progress since September 2009. This phase encompasses a detailed impact assessment addressing the differences between Canadian GAAP and IFRS. Deliverables stemming from this phase include documentation of the rationale supporting accounting policy choices, new disclosure requirements and authoritative literature supporting these choices. As the implications of the transition and conversion are identified, the impacts on the other key elements of the conversion will be assessed. These key elements include: information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

5. Non-hedging financial derivatives	2009	2008
Fair value of forward exchange contracts	$480,395	$82,524

The Company has recorded foreign exchange losses of $216,980 (2008 – gain of $82,524) in the consolidated statement of operations in relation to these contracts.

6. Capital assets

	2009	2008
Cost
Computer equipment	$2,213,529	$2,174,209
Software	1,159,587	1,113,213
Leasehold improvements	555,352	572,223
Office furniture and equipment	1,009,200	879,088
Motor vehicles	92,620	—
Assets under capital lease	75,735	220,806

	5,106,023	4,959,539

Accumulated amortization
Computer equipment	1,868,749	1,761,451
Software	1,062,055	983,866
Leasehold improvements	440,265	419,075
Office furniture and equipment	795,407	673,762
Motor vehicles	13,503	—
Assets under capital lease	48,830	122,949

	4,228,809	3,961,103

Net book value
Computer equipment	344,780	412,758
Software	97,532	129,347
Leasehold improvements	115,087	153,148
Office furniture and equipment	213,793	205,326
Motor vehicles	79,117	—
Assets under capital lease	26,905	97,857

	$877,214	$998,436

Included in amortization expense in the consolidated statement of operations is $324,896 (2008 - $351,369) related to amortization of capital assets.

7. Intangibles and other assets	2009	2008
Cost
Deferred development costs	$8,190,742	$7,608,646
Acquired intangible assets	1,104,000	1,104,000

	9,294,742	8,712,646

Accumulated amortization
Deferred development costs	6,556,064	6,167,576
Acquired intangible assets	656,100	545,700

	7,212,164	6,713,276

Net book value
Deferred development costs	1,634,678	1,441,070
Acquired intangible assets	447,900	558,300

	$2,082,578	$1,999,370

The Company deferred development costs of $582,096 (2008 - $723,516) in the current year.

Included in amortization expense in the consolidated statement of operations is $388,488 (2008 - $483,419) related to amortization of deferred development costs and $110,400 (2008 - $110,400) related to amortization of acquired intangibles.

8. Bank indebtedness

The Company has a revolving operating line of credit available for $1,000,000 (2008 - $1,000,000), of which $1,000,000 was unused at September 30, 2009 (2008 - $1,000,000). This demand loan bears interest at the Royal Bank Prime Rate which was 2.25 % at September 30, 2009.

Security provided by the Company for the line of credit includes a general security agreement covering all the assets of the Company.

9. Capital lease obligations	2009	2008
Capital lease obligations payable in monthly principal and interest instalments of $2,570 (2008 - $5,397)	$2,543	$63,713
Less: current portion of principal	2,543	61,170

	$—	$2,543

9. Capital lease obligations (continued)

Future minimum payments under capital lease are as follows:

2010	2,570
Less: amount representing interest	27

$2,543

Included in interest and bank charges in the income statement is $3,597 (2008 - $10,511) related to capital lease obligations.

10. Capital stock	2009		2008
	Number	Amount	Number	Amount
Balance, beginning of year	10,005,444	$45,125,209	9,949,244	$44,997,009

Issued pursuant to exercise of vested stock options (Note 17)	—	—	56,200	93,480

Transfer from contributed surplus of issue date fair value for options exercised (Note 11)	—	—	—	34,720

Balance, end of year	10,005,444	$45,125,209	10,005,444	$45,125,209

In addition to an unlimited number of no-par value common shares, the authorized share capital includes an unlimited number of special shares issuable in series, none of which have been issued.

11. Contributed surplus	2009	2008
Balance, beginning of year	$431,461	$369,353
Stock based compensation	104,346	96,828
Transfer to capital stock of issue date fair value for options exercised (Note 10)	—	(34,720)

Balance, end of year	$535,807	$431,461

12. Income taxes

The reconciliation of the statutory federal and provincial rates to the Company’s effective income tax rate is as follows:

	2009	2008
Combined basic income tax	$413,502	$513,533
Effect of differing tax rates of foreign jurisdictions	3,186	(30,447)
Non-deductible expense	16,497	21,961
Effect of change in statutory tax rates	49,697	12,788
Expiry of non-capital losses	—	2,387,767
Benefit of previously unrecognized losses	(258,370)	(218,495)
Other	26,201	17,621
Decrease in valuation allowance	(196,214)	(2,650,591)

	$54,499	$54,137

Income tax expense
Current	$53,210	$89,366
Future	1,289	(35,229)

	$54,499	$54,137

Future income taxes represent the future benefits of temporary differences between the tax and accounting bases of assets and liabilities consisting of:

	2009	2008
Future tax assets
Net operating loss carryforwards	$932,129	$1,078,361
Investment tax credits	663,774	838,793
Foreign tax credits	68,254	84,867
Differences between accounting and tax carrying values of capital assets, intangibles and other assets and goodwill	2,100,210	1,959,849
Valuation allowance	(2,572,570)	(2,768,784)

Net future tax asset	1,191,797	1,193,086
Less current	—	—

Long term	$1,191,797	$1,193,086

12. Income taxes (continued)

Loss carryforward amounts and tax credits if unused will expire as follows:

	Non-capital Losses	Tax credits

2010	—	71,606
2011	—	89,643
2012	—	65,334
2013-2027	2,740,016	505,444

	$2,740,016	$732,028

The above noted losses include those that have been recorded as future tax assets net of an appropriate valuation allowance.

13. Supplemental cash flow information

		2009	2008
(a)	Change in non-cash operating working capital:
	Receivables	$(404,734)	$(762,420)
	Prepaids	(47,820)	138,821
	Income taxes recoverable	929	(26,205)
	Payables and accruals	158,717	177,355
	Income taxes payable	24,135	82,243
	Deferred lease inducements	(19,099)	(22,260)
	Deferred revenue	601,622	(316,564)

		$313,750	$(729,030)

(b)	Cash and cash equivalents consist of cash on hand, balances with banks, cash equivalents and short term investments. (See Note 19)

(c)	Interest paid	$34,482	$42,124

(d)	Income taxes paid (net of recoveries)	$6,003	$10,207

(e)	Reorganization costs paid (Note 16)	$—	$55,969

14. Commitments

The Company has entered into future commitments and contractual obligations for operating leases, capital leases and certain purchase obligations. Minimum payments in aggregate and for each of the next five years are as follows:

2010	$589,558
2011	386,260
2012	362,071
2013	288,633
2014	213,875
Thereafter	107,245

$1,947,642

15. Contingency

The Company is a party to a legal proceeding brought by a shareholder of a predecessor company alleging entitlement to 135,900 Class A shares of the predecessor company. An estimate of the potential loss cannot be determined, if any.

The Company denies entitlement and intends to vigorously defend this action.

16. Reorganization costs

During the second quarter of fiscal 2007, the Company incurred a reorganization charge of $190,817, which included a 13% reduction in headcount and the relocation of the remaining U.S. based head office management functions to Toronto. Of this amount, $45,080 related to the loss incurred on disposal of excess capital equipment. The total reorganization costs paid during the year ended September 2007 was $570,507 and included amounts paid in connection with the reorganization charge incurred during the fourth quarter of fiscal 2006. During the year ended September 30, 2008, the remaining commitment on the U.S. Head Office lease expired and the outstanding liability of $55,969 which had been included in accrued liabilities at September 2007 was depleted.

17. Stock-based compensation plan

(a)	Stock option plan

The Company has a stock option plan which allows the granting of stock options to employees and service providers up to an aggregate of 1.6 million common shares. Under current company practice the options, which have a five-year term, vest immediately for directors and generally over 4 years for all others, commencing on the grant date. The exercise price of each option equals the closing market price of the Company’s common shares on the last trading day preceding the date of grant.

17. Stock-based compensation plan (continued)

A summary of the status of the Company’s stock option plan as of the fiscal year ends 2009 and 2008 and changes during each fiscal year is presented below.

	Shares		Weighted Average Exercise Price
	2009	2008	2009	2008

Outstanding, beginning of year	798,000	648,950	1.94	1.84
Granted	25,000	255,000	1.60	2.28
Exercised	—	(56,200)	—	1.66
Forfeited	(66,500)	(49,750)	3.46	2.70

Outstanding, end of year	756,500	798,000	1.80	1.94

Options exercisable at year end	454,250	309,750

The following information applies to options outstanding and exercisable at September 30, 2009:

Exercise Price	Number outstanding and exercisable	Number outstanding but not exercisable	Weighted average remaining life in months	Weighted average exercise price	Expiry
$1.26	5,000	—	25	$1.26	October, 2011
1.29	168,750	56,250	24	1.29	September, 2011
1.34	18,750	6,250	24	1.34	September, 2011
1.35	12,500	12,500	28	1.35	January, 2012
1.60	25,000	—	53	1.60	February, 2014
1.65	12,000	—	29	1.65	February, 2012
1.84	6,250	18,750	39	1.84	December, 2012
1.85	25,000	25,000	31	1.85	April, 2012
1.90	9,000	—	16	1.90	January, 2011
1.90	25,000	25,000	32	1.90	May, 2012
1.99	59,250	19,750	18	1.99	March, 2011
2.33	73,750	138,750	41	2.33	February, 2013
2.35	14,000	—	5	2.35	February, 2010

(b)	Fair value determination

The fair value of each stock option grant on the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%, expected volatility 30% (2008 – 30%), risk-free interest rate of 1.74% (2008 – 3.35% – 3.92%) and expected lives of 4 years (2008- 4 years) as applicable to the specific grants.

18. Capital disclosures

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth and to deploy capital to provide an appropriate return on investment to its shareholders. The capital structure of the Company consists of cash and cash equivalents and shareholders’ equity comprised of deficit and capital stock. The Company manages its capital structure and makes adjustments to it in light of economic conditions and the risk characteristics of the underlying assets. The Company’s primary uses of capital are to finance non-cash working capital requirements, capital expenditures and research and development programs, which are currently funded from its internally-generated cash flows.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital.

19. Financial instruments

Fair value of current financial assets and liabilities

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value. As at September 30, 2009 cash and cash equivalents include $4,734,332 of interest bearing notes (2008 - $4,906,537).

Foreign currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency rates.

The following factors create significant exposure with regard to fluctuations in exchange rates:

•	the majority of the Company’s sales are denominated in U.S. dollars and British pounds, while the majority of its operating expenses are in Canadian dollars

•	Xenos Inc., a subsidiary of the Company, operates in the United States

•	Xenos Europe Limited, a subsidiary of the Company, operates in the United Kingdom and France

The Company attempts, as much as possible, to match cash outlays with cash inflows in the same currency. The Company’s revenues denominated in U.S. dollars generate sufficient U.S. dollars to cover its annual U.S. dollar expenses and act as a hedge against exchange rate fluctuations. The Company’s revenues denominated in British pounds generate sufficient British pounds to cover its annual British pound expenses and act as a hedge against exchange rate fluctuations.

The consolidated balance sheets include significant foreign financial assets such as cash and cash equivalents and accounts receivable, as well as significant foreign financial liabilities, such as accounts payable and accrued liabilities of $2,484,000, $2,759,000, and $927,000, respectively, as of September 30, 2009 ($1,229,000, $2,397,000 and $1,022,000, respectively as of September 30, 2008). As at September 30, 2009, the cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in U.S. dollars amount to US$1,590,000, US$2,234,000 and US$332,000, respectively. For the same date,

19. Financial instruments (continued)

Foreign currency risk (continued)

the cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in British Pound Sterling amount to £284,000, £49,000 and £195,000, and Euros amount to €184,000, €171,000 and €151,000, respectively.

From time to time, the Company uses foreign exchange forward contracts to hedge portions of its cash inflows denominated in foreign currencies. As a matter of policy, the Company does not enter into speculative futures contracts or use other derivative financial instruments. These activities serve to minimize, but not eliminate, the risk from fluctuations in the exchange rate between the foreign currency and the Canadian dollar.

Even though hedge accounting has not been applied, the Company formally documents all relationships between hedging instruments and hedging items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all hedging instruments to specific firm commitments or anticipated transactions. The company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the hedging instruments that are used in hedging transactions are effective in offsetting hedged risks.

As at September 30, 2009 the Company has entered into the following outstanding foreign exchange forward contracts representing commitments to sell U.S. dollars. The Company has committed to sell $6.0 million U.S. dollars during fiscal 2010 at an average rate of exchange of CAD 1.1509. The fair value of those contracts at September 30, 2009 was $6.449 million U.S. dollars. As at September 30, 2008 the Company had committed to sell $6.0 million U.S. dollars at an average rate of exchange of CAD 1.0758. The fair value of those contracts at September 30, 2008 was $6.078 million U.S. dollars.

Changes in the value of the Canadian dollar versus the U.S. Dollar, British Pound Sterling and Euro impact the financial results reported by the Company. A 10% adjustment in the Canadian dollar against its other functional currencies would have increased (decreased) equity and net income by the amount shown below. This analysis assumes that all other variables remain constant.

Net income as reported	$1,197,495
Effect of 10% appreciation in Canadian dollar	200,196
$1,397,691

Net income as reported	$1,197,495
Effect of 10% decline in Canadian dollar	(200,196)
$997,299

19. Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s liquidity risk is minimized due to its significant unrestricted cash balance of approximately $ 9.3 million at September 30, 2009, the excess availability under its credit facility of $ 1.0 million and the absence of any long term debt other than a small obligation relating to a capital lease.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments, which potentially subject the Company to credit risk, consist primarily of cash and cash equivalents and trade receivables. The Company’s cash and cash equivalents are maintained at major financial institutions. The Company believes that its credit risk with respect to its trade receivables is limited based on past experience and due to its customer base of large and financially sound companies.

20. Deferred lease inducements

During the year ended September 30, 2004, the Company entered into a new lease agreement for its head office location in Toronto, whereby a lease inducement benefit was received. Deferred lease inducements on the consolidated balance sheet represent the benefit of operating lease inducements, which are being amortized on a straight-line basis over the term of the lease.

21. Earnings per share	2009	2008
Earnings – basic and diluted	$1,197,476	$1,496,371

Weighted average number of common shares outstanding during the year	10,005,444	9,995,562

Dilutive impact of stock options	96,472	150,523

Denominator used for diluted earnings per share	10,101,916	10,146,085

Earnings per share – basic and diluted	$0.12	$0.15

The stock options other than the items adjusted above were not included in the computation of diluted earnings per share as they are anti-dilutive.

22. Segmented information

The Company has determined that it serves one industry segment, information technology.

Geographic information

	Sales to External Customers		Capital Assets
	2009	2008	2009	2008
Canada	$669,623	$491,781	$613,007	$743,967
Europe	2,008,784	1,310,243	4,865	6,728
United Kingdom	3,270,159	4,808,943	244,600	231,200
United States	10,690,000	8,871,942	14,742	16,541
Other	607,960	425,392	—	—

	$17,246,526	$15,908,301	$877,214	$998,436

23. Subsequent event

On December 8, 2009, Actuate Corporation (NASDAQ: ACTU) and Xenos Group Inc. announced that they had entered into a definitive agreement (the “Acquisition Agreement”) for Actuate to acquire all of the outstanding common shares of Xenos by way of a take-over bid (the “Offer”) at a price of CAD $3.50 per share in cash. The Offer is subject to customary conditions, including the tender of at least 66 2/3% of the outstanding common shares of Xenos.

In connection with the Offer, certain Xenos directors and certain other shareholders representing approximately 48% of the outstanding Xenos shares have entered into lock-up agreements with Actuate pursuant to which they have agreed to tender all of their Xenos shares to the Offer.

The Xenos Board of Directors has unanimously determined that the Offer is in the best interest of Xenos shareholders and has recommended acceptance of the Offer.

The transaction is expected to close in the first quarter of calendar 2010.

Directors & Officers	Shareholder Information	Corporate Addresses

Graham Barker

Chief Marketing Officer

Stuart Butts 3,4

Director, Chairman of the

Board, Chief Executive Officer

and President

Calvin Galatiuk

Director and Product Manager

George Kypreos 4

Vice President Finance and

Chief Financial Officer

Chungsen Leung 1

Director

Business Executive

Edmund F. Merringer 3,4

Director and Secretary

Partner, Borden Ladner

Gervais LLP

Kent Petzold 1,2

Director

Senior Managing Director,

Alare Capital Securities LLC

Frank W. Smith 1,2

Director

Managing Director,

PegasusGlobal Group Limited

Paul Walker 4

Executive Vice President and

Chief Operating Officer

Peter Williams 2,3

Director

Chairman of RPC Group Plc

Notes:

1 Member of the Audit Committee

2 Member of the Compensation Committee

3 Member of the Nominating/Corporate Governance Committee

4 Member of the Disclosure Policy Committee

Legal Counsel

Borden Ladner Gervais LLP

Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3Y4

Auditors

Grant Thornton LLP

Chartered Accountants

15 Allstate Parkway

Suite 200

Markham, Ontario

L3R 5B4

Investor Relations

Corbet Pala

Phone: +1-416-657-2400

e-mail: cpala@xenos.com

Transfer Agent/Registrar

CIBC Mellon Trust Company

P.O. Box 7010

Adelaide Postal Station

Toronto, Ontario

M5C 2W9

Phone: +1-416-643-5500

Toll Free throughout North

America: +1-800-387-0825

e-mail: inquiries@cibcmellon.com

Trading

Xenos Group Inc. trades on

the Toronto Stock Exchange

and is listed under the

symbol TSX:XNS.

European Headquarters

130-132 Terrace Road

Walton-on-Thames

Surrey KT12 2EA

United Kingdom

Phone +44 1932 252 299

Fax: +44 1932 252 288

Corporate Headquarters

95 Mural Street, Suite 201

Richmond Hill, Ontario

L4B 3G2

Phone: +1-905-709-1020

Toll Free: +1-888-242-0692

Fax: +1-905-709-1023

“Xenos is a trademark of Xenos Group Inc. All other product names mentioned are acknowledged to be the marks of their producing companies.”

This annual report can be downloaded from the Xenos Group Inc. website at www.xenos.com